Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of Red River Bancshares, Inc. on Form S-3 to be filed on or about November 8, 2024 of our report dated March 15, 2024, on our audit of the financial statements as of and for the year ended December 31, 2023, which report was included in the Annual Report on Form 10-K. Our report includes an explanatory paragraph that refers to a change in the method of accounting for credit losses due to the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. We also consent to the reference to our firm under the caption “Experts” in the prospectus.
/s/ EisnerAmper LLP
EISNERAMPER LLP
Metairie, Louisiana
November 8, 2024